SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Clough Global Dividend & Income Fund
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

18913Y103
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,780,311
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,780,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,780,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.13%[1]
14	TYPE OF REPORTING PERSON PN; IA

1 The percentages used in this Schedule 13D are calculated based upon 10,392,606 Common Shares outstanding as of October 31, 2016 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,780,311
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,780,311
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,780,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.13%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 10,392,606 Common Shares outstanding as of October 31, 2016 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 4 of 10 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2017 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on January 30, 2017 (“Amendment No. 1,” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, no par value (the “Shares”), of Clough Global Opportunities Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D, and Amendment No. 1. This Amendment No. 2 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $20,847,723 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Trustees of the Issuer regarding the long-term performance of the Issuer and the trading of the Shares at a discount to the Issuer’s net asset value.

On February 10, 2017, Saba Capital submitted to the Issuer a proposal pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. The proposal requests that the Board of Trustees of the Fund take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders. Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees. The foregoing description of the proposal is qualified in its entirety by the full text of the proposal, a copy of which is attached as Exhibit 2 hereto and incorporated by reference herein.

In addition, on February 10, 2017, SCMF, a fund of Saba Capital, submitted to the Issuer a notice of its intention to nominate three persons (collectively, the “Nominees”) for election to the Issuer’s Board of Trustees at the 2017 annual meeting of shareholders of the Issuer.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 5 of 10 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 10,392,606 Shares outstanding as of October 31, 2016 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSR filed on January 9, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of Amendment No. 1 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Proposal, dated February 10, 2017, from Saba Capital to the Issuer.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 6 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 7 of 10 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No. 1. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price ($)*
1/30/2017	21,800	12.48

*       Excluding commissions.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 8 of 10 Pages

Exhibit 2

February 10, 2017

VIA EMAIL and FEDERAL EXPRESS

Ms. Abigail J. Murray, Secretary

Clough Global Dividend and Income Fund

1290 Broadway, Suite 1100

Denver, Colorado 80203

Re:       Clough Global Dividend and Income Fund (the “Trust”)

Dear Mr. Murray:

Saba Capital Management, L.P. (“Saba”), as investment advisor to Saba Capital Series LLC Series 1 (the “Fund” and together with Saba, the “Saba Group”), the direct owner of 311,778 shares of Trust, hereby submits the following proposal on behalf of the Fund pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for presentation to the Trust’s shareholders at the Trust’s next annual shareholder’s meeting anticipated to be held in July 2017, or any postponement or adjournment or special meeting held in lieu thereof (the “Meeting”).

Saba’s Rule 14a-8 proposal (the “Proposal”) is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of Clough Global Dividend and Income Trust (the “Trust”) hereby request that the Board of Trustees of the Trust (the “Board”) take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.”

SUPPORTING STATEMENT

Corporate Governance

We believe the annual election of all trustees encourages board accountability to its shareholders and when trustees are held accountable for their actions, they perform better.  This view is shared by most shareholders and institutional investors, who believe it to be the standard for corporate governance best practices.  The vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually.

Currently, the Board is divided into three classes serving staggered three-year terms.  It is our belief that the classification of the Board is strong proof that the Board is not acting in the

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 9 of 10 Pages

best interests of shareholders.  A classified board protects the incumbents, which in turn limits accountability to shareholders.

We are committed to improving the corporate governance of the Trust for the benefit of all shareholders. Declassification of the Board is a positive step which will allow more productive shareholder engagement and will help the Trust achieve its optimal valuation.

Disappointing Performance

The Trust’s long-term performance has been disappointing. Sadly, the Trust has traded at an average discount to Net Asset Value (“NAV”) of more than ~14% over the last three years. The Trust’s discount to NAV is among the largest and most persistent in the entire closed-end Trust industry and it indicates that the market has lost faith in the Board’s ability to significantly increase value for shareholders.

The Board has failed to take proactive steps to address this discount to NAV, and we believe shareholder value would increase if the Board did take such steps.  By way of comparison, other Trusts in the Trust’s peer group have liquidated, pursued open-ending, increased dividend distributions and tendered for shares as a means to increase shareholder value. Thus, we believe that the Trust should adopt a governance structure that would allow the Trust to increase shareholder value.

For a greater voice in the Trust’s corporate governance and to increase the accountability of the Board to shareholders, we urge you to vote FOR this proposal.

END OF PROPOSAL

As is required by Rule 14a-8 of the Exchange Act, attached is letter from National Financial Services verifying that the Fund continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submission of the above Proposal. As of the da7te hereof, the Fund has continuously held the required number of shares for over a one-year period. The Fund intends to continue to hold the shares referenced through the date of the Meeting.

Saba represents that, as investment advisor to the Fund, Saba holds beneficial interest in all shares held by the Fund, including full economic interest in such shares along with the power to invest, vote, or direct the vote of such shares and has full power and authority to submit the Proposal on the Fund’s behalf.

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

CUSIP No. 18913Y103	SCHEDULE 13D/A	Page 10 of 10 Pages

Thank you for your time and consideration.

Sincerely,

Michael D’Angelo

General Counsel

Cc:       The Board of Trustees of the Trust
             Eleazer Klein, Schulte Roth & Zabel LLP